Exhibit I

Capital Clean Energy Carriers Corp. Announces Fourth Quarter 2024 Financial Results

February 6, 2025

ATHENS, Greece, Feb. 06, 2025 (GLOBE NEWSWIRE) — Capital Clean Energy Carriers Corp. (the “Company,” “CCEC” or “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today released its financial results for the fourth quarter ended December 31, 2024.

Key Quarterly Highlights

•	Announced dividend of $0.15 for the fourth quarter of 2024

•	Concluded the sale of three debt-free container sister vessels

In November 2023, the Company announced its decision to shift its strategic focus towards the transportation of various forms of gas to industrial customers, including liquefied natural gas (“LNG”) and new commodities emerging in connection with the energy transition. As a result, the Company agreed to acquire 11 newbuild LNG carriers (“LNG/C”) (the “Newbuild LNG/C Vessels”) and in June 2024, the Company further invested in 10 gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers (the “Gas Fleet”). Since December 2023, the Company has also completed or entered into agreements for the sale of 12 container vessels.

In view of this strategic shift, we present our financial results on a continuing operations basis, except for where reference is made to discontinued operations. Financial results from continuing operations include revenues, expenses and cash flows arising from our 15 vessels currently in-the-water, including 12 latest generation LNG/Cs and three 13,000 twenty equivalent unit (“TEU”) Neo-Panamax container vessels.

Financial results from discontinued operations include revenues, expenses and cash flows arising from the 12 container vessels we have sold or agreed to sell following the announcement of our strategic shift in November 2023. Please refer to Appendix A Discontinued Operations.

Key Financial Highlights (continuing operations)

	Three-month period ended,
	2024	2023	Increase
Revenues	$105.1 million	$64.2 million	64%
Expenses (excluding impairment of vessels)	$48.7 million	$34.4 million	42%
Interest expense and finance cost	$36.7 million	$25.8 million	42%
Impairment of vessels	—	$3.2 million	—
Net Income	$20.8 million	$1.1 million	1,791%
Average number of vessels[1]	15.0	10.5	43%

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of CCEC, commented:

“We continue to make progress on our chosen objective of positioning the Company as the premier carrier of gas including emerging trades from the energy transition. The sale of four of our wide beam 5,000 TEU container vessels has been completed, with the last vessel expected to be delivered later in the first quarter of 2025. This sale will further solidify our position as a gas-focused platform with built-in growth driven by the delivery of 16 new gas carriers over six quarters, starting in 2026. Importantly, CCEC is largely insulated from current spot market conditions, with our first open newbuilding scheduled for the first quarter of 2026.

We anticipate that the weakness in the underlying spot and short-term period markets is likely to act as a catalyst for a potentially substantial reduction in older technology LNG vessels in the global fleet. In addition, the new administration’s stated intention to help boost US LNG exports should further support what we expect to be already a tight long-term demand supply picture, when it comes to LNG shipping. With the support of a current contracted revenue backlog of more than $2.5 billion, the board and management look forward to expanding CCEC’s profile and narrative to reach a broader and more diversified investor base.”

Overview of Fourth Quarter 2024 Results

Net income from continuing operations for the quarter ending December 31, 2024, was $20.8 million, compared with net income from continuing operations of $1.1 million for the fourth quarter of 2023.

Total revenue from continuing operations for the quarter ended December 31, 2024, was $105.1 million, compared to $64.2 million during the fourth quarter of 2023. The increase in revenue was attributable to the five LNG/C vessels acquired by the Company, namely the LNG/C Amore Mio I acquired in the fourth quarter of 2023, the LNG/C Axios II acquired in the first quarter of 2024, and the LNG/C Apostolos, the LNG/C Aktoras and the LNG/C Assos acquired in the second quarter of 2024, which increased the average number of vessels to 15.0 from 10.5 in the same quarter of last year.

Total expenses from continuing operations for the quarter ended December 31, 2024, were $48.7 million, compared to $34.4 million in the fourth quarter of 2023 (excluding a non-cash impairment charge of $3.2 million in total that we recognized in the fourth quarter of 2023 in connection with the sale of the M/V Cape Agamemnon). Total vessel operating expenses from continuing operations during the fourth quarter of 2024 amounted to $17.7 million, compared to $11.8 million during the fourth quarter of 2023. The increase in vessel operating expenses from continuing operations was mainly due to the net increase in the average number of vessels in our fleet. Total expenses from continuing operations for the fourth quarter of 2024 also include vessel depreciation and amortization of $24.2 million, compared to $14.5 million in the fourth quarter of 2023. The increase in depreciation and amortization from continuing operations during the fourth quarter of 2024 was attributable to the net increase in the average number of vessels in our fleet. General and administrative expenses from continuing operations for the fourth quarter of 2024 amounted to $4.3 million, a reduction of $1.4 million compared to total general and administrative expenses of $5.7 million in the fourth quarter of 2023, mainly due to costs associated with the acquisition of the “Newbuild LNG/C Vessels” that were incurred during the fourth quarter of last year.

Total other expenses, net from continuing operations for the quarter ended December 31, 2024, were $35.5 million compared to $25.5 million for the fourth quarter of 2023. Total other expenses, net from continuing operations include interest expense and finance cost of $36.7 million for the fourth quarter of 2024, compared to $25.8 million for the fourth quarter of 2023. The increase in interest expense and finance cost from continuing operations was mainly attributable to the increase in the Company’s average indebtedness as a result of the net increase in the average number of vessels in our fleet, partly offset by the decrease in the weighted average interest rate compared to the fourth quarter of 2023.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

Company Capitalization

As of December 31, 2024, total cash amounted to $336.5 million. Total cash includes restricted cash of $22.5 million, which represents the minimum liquidity requirement under our financing arrangements.

As of December 31, 2024, the Company’s total shareholders’ equity amounted to $1,343.0 million, an increase of $168.1 million compared to $1,174.9 million as of December 31, 2023. The increase reflects total net income from operations of $193.6 million for the twelve months to December 31, 2024, the amortization associated with the equity incentive plan of $6.9 million and other comprehensive gain of $1.3 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge, partly offset by distributions declared and paid during the period in the total amount of $33.8 million.

As of December 31, 2024, the Company’s total debt was $2,598.3 million before financing fees, reflecting an increase of $810.5 million compared to $1,787.8 million as of December 31, 2023. The increase is attributable to (i) the drawdown of $910.0 million in total of bank debt and the drawdown of $134.8 million in total under the $220.0 million unsecured seller’s credit issued to the Company by Capital Maritime & Trading Corp. (the “LNG Seller’s Credit”), in connection with the acquisition of four LNG/C carriers and (ii) the refinancing of the outstanding indebtedness of the LNG/C Aristidis I, the LNG/C Attalos and the LNG/C Asklipios which released $130.2 million of gross additional liquidity. The increase of the Company’s total debt was partly offset by (i) scheduled principal payments for the year of $118.3 million, (ii) the early repayment in full of the seller’s credit issued to the Company by Capital Maritime & Trading Corp. (“Capital Maritime”) for an amount of $6.0 million to finance the past acquisition of three container vessels (iii) the early repayment in full of the facilities related to three container vessel sales in the total amount of $88.9 million due to the vessels’ sale, (iv) the $16.4 million decrease as of December 31, 2024 in the U.S. Dollar equivalent of the euro-denominated bonds issued by CPLP Shipping Holdings Plc in October 2021 and July 2022 and (v) the repayment in full of the LNG Seller’s Credit.

As of December 31, 2024, the weighted average margin on our floating debt amounting to $2,093.4 million was 1.84% over SOFR and the weighted average interest rate on our fixed rate debt amounting to $505.0 million was 4.41%.

ATM Offering

On January 27, 2025, we entered into an open market sale agreement with Jefferies LLC, under which we may sell, from time to time through Jefferies LLC, as our sales agent, new common shares having an aggregate offering amount of up to $75.0 million. We intend to use the net proceeds from the sales of new common shares, after deducting the sales agent’s commissions and our offering expenses, for general corporate purposes, which may include, among other things, the acquisition of new vessels, the repayment or refinancing of all or a portion of our outstanding indebtedness and funding of working capital requirements or capital expenditures.

Container Divestment Update

During the third quarter of 2024, the Company announced it had entered into five agreements for the sale of five container sister vessels: the M/V Hyundai Prestige, the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Privilege and the M/V Hyundai Platinum, (each 63,010 DWT/ 5,023 TEU container vessel, built 2013, Hyundai Heavy Industries Co., Ltd., S. Korea) to a third party. Of these, the M/V Hyundai Prestige, the M/V Hyundai Premium and the M/V Hyundai Paramount were successfully delivered to their new owners in the fourth quarter of 2024, and the M/V Hyundai Privilege in January 2025. The M/V Hyundai Platinum is expected to be delivered to her new owners during the first quarter of 2025.

Under-Construction Fleet Update

The Company’s under-construction fleet includes six additional latest generation LNG/Cs (comprising the remaining Newbuild LNG/C Vessels that have not yet been delivered to the Company) and the Gas Fleet. The Company expects delivery of these 16 new gas carriers to occur between the first quarter of 2026 and the third quarter of 2027. The following table sets out the Company’s schedule of expected capex payments for its under-construction fleet as of December 31, 2024.

Capex Schedule of CCEC in USD million, as of:

	2025				2026				2027			TOTAL
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
LNG/Cs2	—	49.9	25.6	50.6	511.0	51.2	149.7	149.7	307.2	—	—	1,294.9
Gas Fleet	45.4	22.5	15.5	22.0	74.0	105.4	123.2	47.7	89.3	46.9	35.9	627.8

TOTAL	45.4	72.4	41.1	72.6	585.0	156.6	272.9	197.4	396.5	46.9	35.9	1,922.7

Quarterly Dividend Distribution

On January 22, 2024, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the fourth quarter of 2024 payable on February 12, 2025, to shareholders of record on February 6, 2025.

LNG Market Update

Despite demand for LNG reaching its seasonal peak in the fourth quarter, high European gas prices combined with delays in the commissioning of certain natural gas liquefaction projects and subdued demand from Asia led to an oversupply of vessels. This, in turn, led to a further fall in spot charter rates across both basins compared to the previous quarter, following a steady decline experienced throughout the year.

According to analysts, rates for a 2-stroke vessel averaged $29,054 per day in the fourth quarter, while one year time charter rates stood at similar levels. Longer-term charter rates continue to command a significant premium compared to shorter-term rates, with the last fixture over 10 years for delivery of a latest generation two-stroke vessel in 2027, being reported close to $90,000 per day.

LNG trade grew by approximately 1.7% in 2024 on the back of limited project start-ups. Over the same period, the LNG/C fleet grew by 62 ships, the majority of which had been ordered against US projects that were delayed. The delivery ramp-up throughout the year was significant, with ten deliveries in the first quarter of the year increasing to 23 by the fourth quarter. Currently 317 vessels are on order. Looking further ahead, long term prospects for the LNG/C market remain robust – we expect this to be the case especially for modern, latest generation vessels, like those controlled by CCEC. On the one hand, the current weakness in the spot and short-term markets is expected to accelerate the commercial removal of older, smaller and less efficient vessels - a process that increased in pace last year with a record of eight older Steam Turbine vessels sold for demolition. Currently, the steam turbine fleet comprises approximately 200 vessels or 32% of the current fleet. On the other hand, the ~200 mtpa of incremental LNG liquefaction capacity that has taken FID and is expected to come online between 2025-2028 and an additional circa ~150 to 170 mtpa that is awaiting regulatory and investment approvals, which are expected to be accelerated under the new US administration, mean that demand for LNG/Cs is expected to exceed current supply over the coming years, leading to a tightening market from 2026 and especially 2027 onwards.

Conference Call and Webcast

Today, February 6, 2025, the Company will host an interactive conference call at 09:30 a.m. Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote Capital Clean Energy Carriers to the operator and/or conference ID 13751252. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://ir.capitalcleanenergycarriers.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is one of the world’s leading platforms of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 16 high specification vessels, including 12 latest generation LNG/Cs and four legacy Neo-Panamax container vessels, one of which we have agreed to sell within the first quarter of 2025. In addition, CCEC’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel medium gas carriers and four handy liquid CO2/multi-gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended , filed on and amended on , and the risk factors set out in Exhibit 99.8 to our Report on Form 6-K furnished on . Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.comm

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com

Source: Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of shares and earnings per share)

	For the three-month period ended,		For the year ended,
	2024	2023	2024	2023
Revenues	105,118	64,190	369,413	241,767

Expenses:
Voyage expenses	2,596	2,334	10,547	12,213
Vessel operating expenses	15,056	10,043	55,353	41,726
Vessel operating expenses - related parties	2,623	1,778	9,550	6,780
General and administrative expenses	4,272	5,735	16,682	13,445
Vessel depreciation and amortization	24,192	14,478	86,156	54,866
Impairment of vessel	—	3,201	—	11,157

Operating income, net	56,379	26,621	191,125	101,580

Other income / (expense), net:
Interest expense and finance cost	(36,653)	(25,808)	(139,831)	(95,743)
Other income, net	1,118	292	3,315	1,253

Total other expense, net	(35,535)	(25,516)	(136,516)	(94,490)

Net income from continuing operations	20,844	1,105	54,609	7,090

Net income from discontinued operations	81,412	11,625	139,025	40,118

Net income from operations	102,256	12,730	193,634	47,208

Net income attributable to General Partner	—	110	743	680
Deemed dividend to General Partner	—	—	46,184	—
Net income attributable to unvested shares	391	119	808	929
Net income attributable to common shareholders	101,865	12,501	145,899	45,599
Net income from continuing operations per:
Common shares, basic and diluted	0.36	0.05	0.14	0.33
Weighted average shares outstanding:
Common shares, basic and diluted	58,390,900	25,941,874	56,094,666	21,182,471
Net income from discontinued operations per:
Common shares, basic and diluted	1.39	0.44	2.46	1.83
Weighted average shares outstanding:
Common shares, basic and diluted	58,390,900	25,941,874	56,094,666	21,182,471
Net income from operations per:
Common shares, basic and diluted	1.74	0.48	2.60	2.15
Weighted average shares outstanding:
Common shares, basic and diluted	58,390,900	25,941,874	56,094,666	21,182,471

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of December 31, 2024	As of December 31, 2023
Assets
Current assets
Cash and cash equivalents	$313,988	$192,420
Trade accounts receivable, net	3,853	3,103
Prepayments and other assets	7,512	6,748
Due from related party	1,131	402
Inventories	4,844	3,004
Claims	865	865
Current assets of discontinued operations	73,350	18,962

Total current assets	405,543	225,504

Fixed assets
Advances for vessels under construction – related party	54,000	174,400
Vessels, net and vessels under construction	3,527,305	2,212,613

Total fixed assets	3,581,305	2,387,013

Other non-current assets
Above market acquired charters	101,574	73,969
Deferred charges, net	361	—
Restricted cash	22,521	11,721
Derivative asset	1,574	6,636
Prepayments and other assets	4	1,325
Non-current assets of discontinued operations	—	434,131

Total non-current assets	3,707,339	2,914,795

Total assets	$4,112,882	$3,140,299

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net	$128,383	$93,457
Trade accounts payable	15,119	9,809
Due to related parties	3,542	4,156
Accrued liabilities	32,157	18,658
Deferred revenue	29,804	19,100
Current liabilities of discontinued operations	16,372	38,750

Total current liabilities	225,377	183,930

Long-term liabilities
Long-term debt, net	2,450,129	1,585,196
Derivative liabilities	18,114	7,180
Below market acquired charters	75,659	85,408
Deferred revenue	634	4,001
Non-current liabilities of discontinued operations (including $6,000 payable to related party as of December 31, 2023)	—	99,651

Total long-term liabilities	2,544,536	1,781,436

Total liabilities	2,769,913	1,965,366

Commitments and contingencies	—	—

Total shareholders’ equity	1,342,969	1,174,933

Total liabilities and shareholders’ equity	$4,112,882	$3,140,299

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the years ended,
	2024	2023
Cash flows from operating activities of continuing operations:
Net income from operations	$193,634	$47,208
Less: Net income from discontinued operations	139,025	40,118
Net income from continuing operations	54,609	7,090
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	86,156	54,866
Impairment of vessels	—	11,157
Gain on sale of vessels	—	—
Amortization and write-off of deferred financing costs	3,347	1,977
Amortization / accretion of above / below market acquired charters	15,864	(4,646)
Amortization of ineffective portion of derivatives	(209)	(260)
Equity compensation expense	6,918	3,786
Change in fair value of derivatives	10,934	(5,529)
Unrealized bonds exchange differences	(9,848)	6,018
Unrealized cash, cash equivalents and restricted cash exchange differences	—	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	(750)	(1,015)
Prepayments and other assets	557	682
Due from related party	716	(1,847)
Inventories	(1,840)	1,476
Claims	—	—
Trade accounts payable	5,524	3,351
Due to related parties	1,386	1,140
Accrued liabilities	13,806	3,801
Deferred revenue	7,337	8,498

Net cash provided by operating activities of continuing operations	$194,507	$90,545

Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including time and bareboat charter agreements	(1,200,981)	(451,598)
(Expenses for sale of vessels paid) / Proceeds from sale of vessels, net	(219)	20,540

Net cash used in investing activities of continuing operations	$(1,201,200)	$(431,058)

Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	1,582,000	392,000
Deferred financing and offering costs paid	(12,911)	(3,841)
Payments of long-term debt	(792,480)	(75,474)
Proceeds from rights offering	—	45,817
Rights offering costs paid	(476)	(824)
Repurchase of common units	—	(4,112)
Dividends paid	(33,813)	(12,242)

Net cash provided by financing activities of continuing operations	$742,320	$341,324

Net (decrease) / increase in cash, cash equivalents and restricted cash from continuing operations	$(264,373)	$811

Cash flows from discontinued operations
Operating activities	46,011	98,830
Investing activities	448,062	(16,034)
Financing activities	(97,332)	(34,312)

Net increase / (decrease) in cash, cash equivalents and restricted cash from discontinued operations	396,741	48,484

Net increase in cash, cash equivalents and restricted cash	132,368	49,295

Cash, cash equivalents and restricted cash at the beginning of the year	$204,141	$154,846

Cash, cash equivalents and restricted cash at the end of the year	$336,509	$204,141

Supplemental cash flow information
Cash paid for interest	$131,870	$98,606
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	4,140	6,684
Capitalized dry-docking costs included in liabilities	4,149	4,149
Deferred financing costs included in liabilities	86	1,934
Expenses for sale of vessels included in liabilities	5,396	440
Seller’s credit agreement in connection with the acquisition of vessel-owning companies	134,764	—
Sale and lease back agreements and credit facility assumed in connection with the acquisition of vessel-owning companies	—	196,317
Amounts for the acquisition of vessel-owning companies and companies owning vessels under construction, netted against the amount due from CMTC pursuant to the Standby Purchase Agreement	—	279,783
Advances for vessels under construction – related party, netted against the amount due from CMTC pursuant to the Standby Purchase Agreement	—	174,400
Re-issuance of treasury units in connection with the acquisition of a vessel-owning company	—	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	313,988	192,420
Restricted cash - non-current assets	22,521	11,721

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$336,509	$204,141

Appendix A

I.	Discontinued Operations - Vessels

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery/Expected Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	First quarter of 2025

II.	Discontinued Operations - Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands of United States Dollars)

	For the three-month period ended,		For the year ended,
	2024	2023	2024	2023
Revenues	12,791	31,319	70,575	118,819

Expenses / (income), net:
Voyage expenses	208	680	1,400	2,707
Vessel operating expenses	2,976	7,674	17,353	33,064
Vessel operating expenses - related party	444	1,058	2,615	4,119
Vessel depreciation and amortization	—	7,729	11,018	29,333
Impairment of vessel	—	340	—	340
Gain on sale of vessels	(72,205)	—	(103,807)	—

Operating income, net	81,368	13,838	141,996	49,256

Other income / (expense), net:
Interest expense and finance cost	(77)	(2,098)	(3,132)	(9,115)
Other income / (expense), net	121	(115)	161	(23)

Total other income / (expense), net	44	(2,213)	(2,971)	(9,138)

Net income from discontinued operations	81,412	11,625	139,025	40,118

During the fourth quarter of 2024, the Company disposed of the following vessels that were presented as assets held for sale under total current assets of discontinued operations recognizing, a gain on the sale of vessels of $72,205.

Vessel	MOA Date	Delivery date
M/V Hyundai Premium	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	September 12, 2024	December 5, 2024

III.	Discontinued Operations - Unaudited Condensed selected balance sheets information
(In thousands of United States Dollars)

	As of	As of
Cash and cash equivalents	$38	$2
Trade accounts receivable, net	636	14
Prepayments and other assets	907	1,954
Inventories	—	2,549
Claims	49	49
Assets held for sale	71,720	14,394

Total current assets of discontinued operations	73,350	18,962

Vessels, net	—	419,672
Above market acquired charters	—	9,420
Deferred charges, net	—	4,714
Prepayments and other assets	—	325

Total non-current assets of discontinued operations	—	434,131

Current portion of long-term debt, net	—	9,659
Trade accounts payable	3,026	4,607
Due to related parties	—	3,823
Accrued liabilities	12,443	9,895
Deferred revenue	903	9,319
Below market acquired charters associated with vessels held for sale	—	1,447

Total current liabilities of discontinued operations	16,372	38,750

Non-current liabilities associated with vessels held for sale (including $6,000 payable to related party as of December 31, 2023)	—	86,983
Below market acquired charters	—	3,135
Deferred revenue	—	9,533

Total non-current liabilities of discontinued operations	$—	$99,651

Source: Capital Clean Energy Carriers Corp.